JASON L. KENT	VIA FEDERAL EXPRESS AND EDGAR
+1 858 550 6044
jkent@cooley.com

September 1, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Jacob Luxenburg, Staff Accountant

RE:	Retrophin, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 001-36257

Ladies and Gentlemen:

On behalf of Retrophin, Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 21, 2017 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Annual Report”). The Comment Letter from the Staff was received in response to the Company’s letter dated August 2, 2017 responding to comments from the Staff by letter dated July 6, 2017. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. A hard copy of this letter, together with the supplemental materials referenced herein, have been provided to the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 45

1.	We acknowledge your response to our prior comment 4 whereby you include a roll forward of the Company’s accruals with respect to deductions from revenue for fiscal year ended December 31, 2016.

•	Please tell us specifically the nature of deductions from revenue that are included in the table and reconcile the beginning and ending balances to amounts in your financial statements for each of your categories of deductions from revenue as disclosed on F-9 of your filing. You disclose on F-10 of your filing that the prompt payment discount reserve is netted against trade receivables, but that disclosure does not specify the amount of that reserve at each balance sheet date. Also, although you disclose government rebate reserves in Note 8 – accrued expenses showing balances at December 31, 2015 and 2016 of $3,158,000 and $6,967,000, it is not clear where your reserves for chargebacks and product returns are reflected within your financial statements and their amounts.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Response:

On page F-9 of the 2016 Annual Report, the Company identifies three categories of deductions from revenue, which are “Government Rebates and Chargebacks”, “Prompt Pay Discounts” and “Product Returns”.

“Government Rebates and Chargebacks” refer generally to rebates paid by the Company pursuant to Medicaid, Medicare Part D and Tricare government programs. The Company advises the Staff that it does not have any chargebacks, and the reference to chargebacks included in the title of categories of deductions from revenue on page F-9 of the 2016 Annual Report was a typographical error. In its future filings with the Commission, the Company will no longer include chargebacks as a category of deductions from revenue.

“Prompt Pay Discounts” refer generally to discount offers made by the Company to certain customers for prompt payment. It is the Company’s practice to accrue for the estimated prompt pay discount at the time of the applicable sale, which is estimated based on each customer’s historical payment pattern and the amount of the undiscounted invoice.

“Product Returns” refer generally to the industry-standard practice of offering customers a limited right to return product purchased, based principally upon a particular product reaching its stated expiration date. However, because product shipments are only made by the Company in connection with a specific patient prescription there is no inventory in the channel, and therefore product returns for the Company are atypical and not material. For example, during the fiscal year ended December 31, 2016, product returns were only $504. Therefore, given the de minimis nature of the Company’s product returns, the Company does not carry a reserve for product returns on its financial statements.

The Company has provided the table below showing a reconciliation of the Company’s accruals with respect to each category of deductions from revenue for its fiscal year ended December 31, 2016.

(in thousands)
	2015 Ending Balance	Accrual	Paid	2016 Ending Balance
Medicaid	(3,009)	(12,259)	11,450	(3,818)
Medicare Part D	(67)	(218)	270	(15)
Tricare	(82)	(1,365)	716	(731)
Prompt Pay Discounts	(5)	(67)	54	(18)
Products Returns	—	—	—	—
Chargebacks	n/a

Total	(3,163)	(13,909)	12,490	(4,582)

As noted in the table above, the amount of the Company’s reserve for prompt pay discounts was $5,000 as of December 31, 2015 and $18,000 as of December 31, 2016.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

With respect to reserves for chargebacks, the Company advises the Staff that it does not have any chargebacks, and the references to chargebacks included in the 2016 Annual Report was a typographical error. In its future filings with the Commission, the Company will no longer include chargebacks as a category of deductions from revenue. With respect to reserves for product returns, the Company advises the Staff that, given the de minimis nature of the Company’s product returns, the Company does not carry a reserve for product returns on its financial statements.

•	Since you do not separately disclose within the roll forward an amount related to sales made in prior periods and your response indicates that the column titled “Accrual” is the Company’s provision related to sales of marketed products made during the 2016 fiscal year, please confirm to us that means that you had no adjustments during 2016 related to your estimate of reserves as of December 31, 2015 for deductions from revenue, and the actual returns/credits, as applicable, in 2016 related to prior years’ sales equaled the amount you estimated at December 31, 2015.

Response:

The Company confirms that it did not make a material adjustment related to sales made in prior periods during the fiscal year ended December 31, 2016. During the fiscal year ended December 31, 2016, the amount of adjustments related to the Company’s estimate of reserves as of December 31, 2015 was $138,000, which is included in the “Accrual” column of the roll forward table provided above.

Notes to Consolidated Financial Statements

Entity Wide Disclosure Information

2.	We acknowledge your response to our prior comment 6. As requested in our prior comment, please provide us with the amount of revenue for each of your marketed products by year for the years ended December 31, 2014, 2015 and 2016. Also, provide us an analysis that compares and contrasts each product with respect to prescribed uses and type of patient, and to what extent each product can be used interchangeably with your other products.

Response:

The Company acknowledges the Staff’s comment and has provided supplemental materials to the Staff showing the Company’s revenues for each of its marketed products by year for the years ended December 31, 2014, 2015 and 2016.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

With respect to an analysis that compares and contrasts each marketed product, the Company submits the following chart:

Marketed Product:	Thiola (tiopronin)	Chenodal (chenodeoxycholic acid)	Cholbam (cholic acid)

Market Prevalence:	All three of the Company’s marketed products are considered ultra orphan products.

Distribution:	All three of the Company’s marketed products are distributed by the Company using the same distribution model and same pharmacy, whereby each product is shipped directly to named patients.

Total Care Hub:	All three of the Company’s marketed products have the same reimbursement hub that helps patients with benefit verification and reimbursement issues.
Prescribed Use:	Thiola is prescribed for the prevention of cystine (kidney) stone formation in patients with severe homozygous cystinuria.	Both Chenodal and Cholbam are prescribed for the treatment of cerebrotendinous xanthomatosis (a bile acid synthesis disorder, known as “CTX”).

Cholbam is also prescribed for patients with other bile acid synthesis disorders due to single enzyme defects, as well as for patients with peroxisomal disorders.

Education:	The physician and patient education for all three of the Company’s marketed products is conducted by the same medical and patient care teams.

Dosage Form:	All three of the Company’s marketed products are oral solids.

* * * *

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Please contact me at (858) 550-6044 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Jason L. Kent

Jason L. Kent

cc:	Laura Clague, Retrophin, Inc.

Elizabeth Reed, Retrophin, Inc.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM